OMB APPROVAL
OMB Number: 3235-0123
Expires: Nov. 30, 2026
Estimated average burden hours per response: 12

SEC FILE NUMBER
8-27736

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2025 (MM/DD/YY) AND ENDING 12/31/2025 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: International Assets Advisory, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

111 N Orange Avenue Suite 1000
(No. and Street)

Orlando	FL	32801
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

David Weinberger	407-254-1500	Accounting@iaac.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Accell CPA & Associates, P.A.
(Name – if individual, state last, first, and middle name)

8270 Woodland Center Blvd #3425	Tampa	FL	33614
(Address)	(City)	(State)	(Zip Code)

07/09/2024	7204
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David Weinberger_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of International Assets Advisory, LLC_____, as of 12/31_____, 2 025____, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title:
Chief Financial Officer

_____
Notary Public

[Notary seal: SHAWNALEE WOODS, NOTARY PUBLIC, MY COMMISSION EXPIRES 3-12-2029, STATE OF FLORIDA, COMMISSION NUMBER HH 611527]

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

INTERNATIONAL ASSETS ADVISORY, LLC

FINANCIAL STATEMENTS

Year Ended December 31, 2025



Accell
CPA & Associates P.A.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member
of International Assets Advisory, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of International Assets Advisory, LLC as of December 31, 2025, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes and supplemental information (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of International Assets Advisory, LLC as of December 31, 2025, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of International Assets Advisory, LLC's management. Our responsibility is to express an opinion on International Assets Advisory, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to International Assets Advisory, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information, consisting of Schedule I – Computation of Net Capital (Under 15c3-1 of the Securities and Exchange Commission), and Schedule II – Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3, have been subjected to audit procedures performed in conjunction with the audit of International Assets Advisory, LLC's financial statements. The supplemental information is the responsibility of International Assets Advisory, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Accell CPA & Associates

We have served as International Assets Advisory, LLC's auditor since 2024
Tampa, FL
March 2, 2026

INTERNATIONAL ASSETS ADVISORY, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2025

ASSETS		
Cash and cash equivalents	$	3,098,702
Cash with clearing organizations		450,000
Commissions receivable		243,087
Receivable from affiliates		199,451
Notes receivable - Forgivable net		83,035
Due from brokers		349,863
Notes receivable - Non-Forgivable		37,919
Prepaid expenses and other assets		297,626
TOTAL ASSETS	$	4,759,683
LIABILITIES		
Accounts payable and accrued expenses	$	1,257,118
Commissions payable		827,048
Payable to affiliate		64,649
TOTAL LIABILITIES		2,148,815
COMMITMENTS AND CONTINGENCIES (Note 4)		
MEMBER'S EQUITY		2,610,868
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	4,759,683

The accompanying notes are an integral part of these financial statements.

INTERNATIONAL ASSETS ADVISORY, LLC

NOTES TO FINANCIAL STATEMENTS

Year Ended December 31, 2025

NOTE 1 - NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

International Assets Advisory, LLC (the "Company"), a single-member LLC, is a full-service broker-dealer and money management company headquartered in Orlando, Florida. The Company became effectively registered as a Limited Liability Company in the State of Florida as of July 26, 2001. The Company is a wholly owned subsidiary of Pecunia Management, LLC (the "Parent"). The Company provides a full range of financial services primarily to retail and institutional clients through its network of approximately 85 independent branch offices and one Company-owned office. The Company conducts its operations primarily in the United States, as well as internationally. The Company introduces transactions to a registered clearing broker, which carry such accounts on a fully disclosed basis. The Company also derives commission income by representing insurance carriers and their representatives who sell variable insurance and annuity contracts and settlement of fixed and variable life insurance contracts to third parties. Customers remit funds payable directly to the insurance carriers and the clearing broker, and no funds or securities are held by the Company. The Company is a registered broker-dealer and registered Investment Advisor with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority, Inc. ("FINRA").

This summary of significant accounting policies of the Company is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management, who is responsible for their integrity and objectivity.

Basis of Presentation

The financial statements were prepared in conformity with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates

Management uses estimates and assumptions in preparing financial statements in accordance with US GAAP. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent liabilities, and the expense sharing agreement inputs used to allocate expenses.

Significant estimates by management include the determination of the amounts to accrue with respect to certain litigation, and the expense sharing allocations to affiliates who share support services. Actual results could vary from the estimates.

NOTE 1 - NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

Cash and Cash Equivalents

The Company considers financial instruments with original maturities of less than 90 days to be cash equivalents.

Cash Deposits Held at Clearing Brokers

The Company has interest-bearing reserve deposits with its clearing brokers. The clearing brokers require deposits from all introducing brokers for whom they transact business.

Commissions Receivable and Credit Policies

Commissions receivable are uncollateralized obligations due under normal trade terms, requiring payment within 30 days from the trade date. The Company generally collects receivables within 30 days and does not charge interest on commissions receivable with invoice dates over 30 days old. Payments of commissions receivable are allocated to the specific transactions identified or, if unspecified, are applied to the oldest, unpaid transactions.

Management individually reviews all commissions receivable balances that exceed 90 days from the invoice date and, based on an assessment of current creditworthiness, estimates the portion, if any, of the balance that will not be collected. Additionally, management estimates an allowance for the aggregate remaining commissions receivable based on historical, current, and reasonable forecasts of collectability and determines amounts of any uncollectible receivables to be written off. In the opinion of management, at December 31, 2025, all commissions were considered collectible and no allowance was necessary.

Notes Receivable – Non-Forgivable

Non-forgivable loans are typically repaid by the financial consultant from the amounts they would otherwise be due as a result of their gross production. The balance of non-forgivable loans as of December 31, 2025 was approximately $38,000. There were no impairments or changes to underlying assumptions related to non-forgivable loans for the period.

NOTE 1 - NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

Notes Receivable – Forgivable

Forgivable notes receivable are comprised of amounts due from the Company's financial consultants in the form of forgivable loans. An additional cost to obtain a financial consultant may include forgivable loans which are intended to be forgiven over time by the Company. The loans are given as an inducement to attract financial consultants to become affiliated with the Company. These amounts are paid upfront and are capitalized, then amortized over the expected useful lives of the financial consultant's relationship with the Company. The balance of forgivable loans as of December 31, 2025 was approximately $83,000.

It is the Company's policy to include amortization of forgivable notes in commission expense. Amortization on these loans was approximately $83,000. There was no impairments or changes to underlying assumptions related to forgivable loans for the period.

Revenue Recognition

The Company recognizes revenue in accordance with Accounting Standards Update (ASU) 2014-09, "Revenue from Contracts with Customers" ("Topic 606").

Revenue is recognized when a customer obtains control of promised goods or services. In addition, the standard requires disclosure of the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. The amount of revenue that is recorded reflects the consideration that the Company expects to receive in exchange for those goods. The Company applies the following five-step model in order to determine this amount: (i) identification of the promised goods in the contract; (ii) determination of whether the promised goods are performance obligations, including whether they are distinct in the context of the contract; (iii) measurement of the transaction price, including the constraint on variable consideration; (iv) allocation of the transaction price to the performance obligations; and (v) recognition of revenue when (or as) the Company satisfies each performance obligation.

The Company only applies the five-step model to contracts when it is probable that the entity will collect the consideration it is entitled to in exchange for the goods or services it transfers to the customer. Once a contract is determined to be within the scope of Topic 606 at contract inception, the Company reviews the contract to determine which performance obligations the Company must deliver and which of these performance obligations are distinct. The Company recognizes as revenue the amount of the transaction price that is allocated to the respective performance obligation when the performance obligation is satisfied or as it is satisfied. Generally, the Company's performance obligations are transferred to customers at a point in time.

Investment banking revenues include fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent. Investment banking fees are recognized in earnings by measuring the progress toward complete satisfaction of the contract obligations if the offering is not complete at the end of the reporting period. As of December 31, 2025, there was no investment banking receivable.

Commission revenue and the corresponding expense are recorded on a trade-date basis when the Company satisfies its performance obligation. The Company receives commissions on securities transactions sold by its financial consultants. The Company receives the gross amount of commissions due from the transactions and remits a percentage of that amount to the financial consultants based on a formal commission payout schedule maintained with each financial consultant and/or branch licensee.

Net trading gains and losses are recorded on a trade-date basis. Net trading includes gains, losses, interest and dividends from securities and riskless trading profits. Riskless principal trades are transacted through the Company's proprietary account after receiving a customer order.

Fees, investment advisory and administrative services revenue is recognized as the services related to the underlying assignment are completed. These fees include account administration fees, 12b-1 fees and fees for research services.

Other Fee Income includes ticket charges, overrides, and fees charged to registered representatives. Other income revenues are recognized as earned and any related costs are recognized as incurred.

Income Taxes

The Company is a single-member LLC and does not file separate income tax returns; rather, its activity is included in consolidated tax returns by its member. Therefore, no provision for income taxes has been made in these financial statements. The Company identifies its major tax jurisdictions as U.S. federal and the state of Florida. As of December 31, 2025, with certain exceptions, the Company's member is no longer subject to income tax examinations by U.S. federal taxing authorities for any tax years prior to the past three tax years.

Recent Accounting Pronouncements

The Company adopts all applicable, new accounting pronouncements as of the specified effective dates.

NOTE 2   OPERATING SEGMENTS

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services including principal transactions, agency transactions, investment banking, and Dealer Manager services. The Company has identified its President as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominately in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 7), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. The Statement of Operations presents the segment revenue and significant expenses for the year ended December 31, 2025.

NOTE 3 – UNEARNED REVENUE

The Company received a $1,000,000 incentive payment during 2018. Pursuant to ASC 605 – Revenue Recognition, the payment should be recognized over the term of the agreement. The impact to net income in 2025 related to this was an increase of approximately $95,000. As of December 31, 2025, the incentive payment has been fully recognized.

NOTE 4 - COMMITMENTS AND CONTINGENCIES

Legal and Regulatory

The Company is a party to various legal proceedings relating to individuals alleging improper activities and claiming damages. Management is unaware of any commitments or contingencies that would have a material effect on the financial statements.

The Company is a registered broker-dealer and, as such, is subject to the continual scrutiny of those who regulate its industry, including FINRA, the United States SEC, and the various securities commissions of the states and jurisdictions in which it operates. As part of the regulatory process, the Company is subject to routine examinations, the purpose of which is to determine the Company's compliance with rules and regulations promulgated by the examining regulatory authority. It is not uncommon for the regulators to assert, upon completion of an examination, that the Company has violated certain of these rules and regulations. Where possible, the Company endeavors to correct such asserted violations. In certain circumstances, and depending on the nature and extent of the violations, the Company may be subject to disciplinary action, including fines. As of December 31, 2025, the Company was not aware of any pending regulatory disciplinary action.

NOTE 4 - COMMITMENTS AND CONTINGENCIES *(Continued)*

Clearing Broker

Included in the Company's clearing agreements with its clearing broker is an indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company has indemnified the clearing broker to the extent of the net loss on the unsettled trade. Management of the Company has not been notified by the clearing broker, or are otherwise not aware, of any potential losses relating to this indemnification.

NOTE 5 - CONCENTRATIONS OF CREDIT RISK

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of temporary cash investments, deposits, securities owned, commissions receivable, notes and other receivables. The Company places its temporary cash investments with financial institutions, which balances may exceed federally insured limits.

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

During the year ended December 31, 2025, a significant portion of the Company's total revenues were processed through the Company's clearing broker. At December 31, 2025, commissions receivable from this clearing broker were approximately $243,000.

NOTE 6 - RELATED PARTY TRANSACTIONS

The Company processes certain transactions, such as managed fee income and related commissions, on behalf of Primus Financial Services, LLC. (PFS), International Assets Investment Management, LLC (IAIM), and Global Assets Advisory, LLC (GAA), which are affiliated via common ownership. Such transactions are ultimately recorded in the books and records of the affiliate.

On May 1, 2023, the Company entered into an expense sharing agreement with IAIM and GAA similar to the expense sharing agreement with Primus.

The Company was paid approximately $3,128,000 related to the expense sharing agreement between IAIM, Primus, and GAA. This amount offsets the expenses allocated to the affiliates.

At December 31, 2025, amounts receivable from affiliates totaled approximately $199,000 and represents amounts due from the expense sharing agreement amounts and payroll processing unpaid at year end.

At December 31, 2025, amounts payable to affiliates totaled approximately $65,000 and represents amounts due to IAIM for amounts collected and owed to them.

NOTE 6 - RELATED PARTY TRANSACTIONS *(Continued)*

IAA makes payments to a related party for payroll, related taxes and fees. For the year ended December 31, 2025, these payments were approximately $3,960,000. In addition to that amount, approximately $825,000 was payable at year end and included in accrued expenses. These payments were included in Employee compensation and benefits.

IAA makes payments to a related party for employee insurance. For the year ended December 31, 2025, these payments were approximately $619,000. In addition to that amount, approximately $100,000 was owed at year end and included in accrued expenses. These payments were included in Employee compensation and benefits.

IAA makes payments to a related party for shared marketing services. For the year ended December 31, 2025, these payments were approximately $88,000 of which no amount was due as of year end. These payments were included in Other operating expenses.

IAA made payments to third parties related to expenses of its parent company, Pecunia Management. Those expenses are ultimately recorded in the books and records of its parent. As of December 31, 2025, no amount was due from Pecunia.

IAA made payments to Pecunia Management for rent, Error & Omission insurance and collection of Pecunia promissory notes from financial advisers totaling approximately $30,000, of which no amount was owed at year end. Payments for rent are included in Occupancy and equipment expense. Payments for Error & Omission insurance were included in Other operating expenses.

NOTE 7 - NET CAPITAL REQUIREMENTS

The Company is a "Fully Disclosed Broker-Dealer." The Company does not carry customer accounts and does not accept customer funds or securities. Instead, it has entered into a "clearing agreement" with its clearing brokers and has fully disclosed all of its customer accounts to these brokers.

The Company is subject to the SEC's Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital. Under the Rule, the Company is required to maintain net capital equal to the greater of $100,000, or 6.67% of aggregate indebtedness. The Rule also requires that the Company's ratio of aggregate indebtedness to net capital not exceed 15 to 1, as computed under SEC Rule 15c3-1. The amount of net capital during any period will fluctuate based on a number of factors, including the operating results for the Company. Net capital will also be impacted by contributions of capital to the Company, as well as distributions of capital. At December 31, 2025, the Company had net capital of $1,523,655 which was $1,380,699 in excess of its required net capital of $142,956. The Company's aggregate indebtedness to capital ratio was 1.4 to 1, as computed under SEC Rule 15c3-1.

NOTE 8   SUBSEQUENT EVENTS

Management has evaluated subsequent events for recognition and disclosure through March 2, 2026, the date the financial statements were available to be issued, and determined that there were no such events requiring adjustment to, or disclosure in, the accompanying financial statements.